Exhibit 99.1

ASX ANNOUNCEMENT

February 2, 2012

In Memoriam: Dr. Malcolm Simons

Melbourne, Australia; February 2, 2012: On behalf of the entire Company, the Management and Board of Directors of Genetic Technologies Limited wish to formally express our sincere condolences to friends, family and colleagues of Dr. Malcolm Simons, who passed away late last week aged 73.

“I was saddened to hear the news of Malcolm’s passing.  We owe a great deal of gratitude to Malcolm for the enormous contribution he made to the life sciences community and, of course, for the opportunity to harness his cogent research into the formation of Genetic Technologies,” commented Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.

Dr. Simons, a co-founder of Genetic Technologies, held various roles within the Company from 1989 through to 2003.  He was an internationally recognised pioneer in the early work recognising the value of non-coding DNA.  At the time, non-coding DNA had been largely overlooked by the rest of the world.  Such was the insight of his work, Genetic Technologies’ non-coding patent estate continues to be one of the Company’s main value drivers to this day.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Bruce Likly (USA)
Chief Executive Officer	Monsoon Communications	Kovak Likly Communications
Genetic Technologies Limited	(03) 9620 3333	(203) 762 8833
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040